Exhibit 99.1

As used herein, “AMPSA” or the “Company” refer to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended September 30, 2022			Three months ended September 30, 2021
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,173	—	1,173	1,038	—	1,038
Cost of sales		(1,047)	(17)	(1,064)	(869)	(8)	(877)
Gross profit		126	(17)	109	169	(8)	161
Sales, general and administration expenses		(38)	(9)	(47)	(40)	(230)	(270)
Intangible amortization		(34)	—	(34)	(37)	—	(37)
Operating profit/(loss)		54	(26)	28	92	(238)	(146)
Net finance income/(expense)	6	(30)	71	41	(27)	9	(18)
Profit/(loss) before tax		24	45	69	65	(229)	(164)
Income tax charge		(7)	6	(1)	(16)	2	(14)
Profit/(loss) for the period		17	51	68	49	(227)	(178)

Profit/(loss) attributable to:
Equity holders				68			(178)
Non-controlling interests				—			—
Profit/(loss) for the period				68			(178)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders	7			$0.10			$(0.32)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Nine months ended September 30, 2022			Nine months ended September 30, 2021
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	3,613	—	3,613	2,968	—	2,968
Cost of sales		(3,156)	(47)	(3,203)	(2,477)	(16)	(2,493)
Gross profit		457	(47)	410	491	(16)	475
Sales, general and administration expenses		(147)	(17)	(164)	(133)	(240)	(373)
Intangible amortization		(105)	—	(105)	(115)	—	(115)
Operating profit/(loss)		205	(64)	141	243	(256)	(13)
Net finance income/(expense)	6	(92)	196	104	(147)	(42)	(189)
Profit/(loss) before tax		113	132	245	96	(298)	(202)
Income tax charge		(32)	12	(20)	(35)	11	(24)
Profit/(loss) for the period		81	144	225	61	(287)	(226)

Profit/(loss) attributable to:
Equity holders				225			(226)
Non-controlling interests				—			—
Profit/(loss) for the period				225			(226)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders	7			$0.36			$(0.44)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
	Note	$'m	$'m	$'m	$'m
Profit/(loss) for the period		68	(178)	225	(226)

Other comprehensive income:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(20)	—	(18)	1
		(20)	—	(18)	1
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		32	51	72	154
-Movement out of reserve to income statement		(3)	—	(3)	—
-Movement in deferred tax		1	(4)	8	(16)
		30	47	77	138
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	12	(4)	64	12
-Deferred tax movement on employee benefit obligations		(4)	1	(19)	(1)
		8	(3)	45	11

Total other comprehensive income for the period		18	44	104	150

Total comprehensive income/(expense) for the period		86	(134)	329	(76)

Attributable to:
Equity holders		86	(134)	329	(76)
Non-controlling interests		—	—	—	—
Total comprehensive income/(expense) for the period		86	(134)	329	(76)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At September 30,	At December 31,
		2022	2021
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,425	1,662
Property, plant and equipment	8	2,116	1,842
Derivative financial instruments		21	7
Deferred tax assets		45	71
Employee benefit assets		44	78
Other non-current assets		4	4
		3,655	3,664
Current assets
Inventories		505	407
Trade and other receivables		691	512
Contract assets		228	182
Derivative financial instruments		72	97
Cash and cash equivalents		583	463
		2,079	1,661
TOTAL ASSETS		5,734	5,325

Equity attributable to owners of the parent
Equity share capital	9	267	7
Share premium	9	5,989	5,992
Treasury shares	9	(35)	—
Other reserves	16	(5,637)	(5,593)
Retained earnings		(36)	(120)
		548	286
Non-controlling interests		—	—
TOTAL EQUITY		548	286

Non-current liabilities
Borrowings	10	3,353	2,831
Employee benefit obligations		131	256
Derivative financial instruments		10	2
Deferred tax liabilities		158	207
Other liabilities and provisions	12	111	343
		3,763	3,639
Current liabilities
Borrowings	10	50	56
Interest payable		43	12
Derivative financial instruments		27	10
Trade and other payables		1,182	1,270
Dividends payable to shareholders	14	65	—
Income tax payable		46	40
Provisions	12	9	10
Deferred income		1	2
		1,423	1,400
TOTAL LIABILITIES		5,186	5,039
TOTAL EQUITY and LIABILITIES		5,734	5,325

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

		Equity						Non-
	Invested	share	Share	Treasury	Other	Retained		controlling
	capital	capital	premium	shares	reserves	earnings	Total	interests	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
		Note 9	Note 9	Note 9	Note 16
At January 1, 2021	63	—	—	—	(15)	—	48	—	48
Loss for the period pre AMP Transfer *	(74)	—	—	—	—	—	(74)	—	(74)
Other comprehensive income pre AMP Transfer *	11	—	—	—	55	—	66	—	66
Hedging gains transferred to cost of inventory pre AMP Transfer	—	—	—	—	(6)	—	(6)	—	(6)
Capital contribution	—	—	—	—	113	—	113	—	113
Increase in invested capital (Note 15)	176	—	—	—	—	—	176	—	176
AMP transfer	(176)	6	4,982	—	(5,924)	—	(1,112)	—	(1,112)
Business Combination	—	1	1,009	—	164	—	1,174	—	1,174
Loss for the period post AMP Transfer *	—	—	—	—	—	(152)	(152)	—	(152)
Other comprehensive income post AMP Transfer *	—	—	—	—	84	—	84	—	84
Hedging gains transferred to cost of inventory post AMP Transfer	—	—	—	—	(46)	—	(46)	—	(46)
At September 30, 2021	—	7	5,991	—	(5,575)	(152)	271	—	271

At January 1, 2022	—	7	5,992	—	(5,593)	(120)	286	—	286
Profit for the period	—	—	—	—	—	225	225	—	225
Other comprehensive income	—	—	—	—	59	45	104	—	104
Shares acquired by AMPSA (Treasury shares)	—	—	—	(35)	—	—	(35)	—	(35)
Preferred shares issued (Note 9)	—	260	(3)	—	—	—	257	—	257
Hedging gains transferred to cost of inventory	—	—	—	—	(103)	—	(103)	—	(103)
Dividends (Note 14)	—	—	—	—	—	(186)	(186)	—	(186)
At September 30, 2022	—	267	5,989	(35)	(5,637)	(36)	548	—	548

*For the nine months ended September 30, 2021, the Group reported a loss for the period of $226 million and other comprehensive income of $150 million, respectively.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

s
		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
	Note	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations	13	43	138	(60)	275
Interest paid		(4)	(1)	(55)	(49)
Settlement of foreign currency derivative financial instruments*	10	36	8	66	7
Income tax paid		(14)	(7)	(29)	(35)
Cash flows from/(used in) operating activities		61	138	(78)	198

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(127)	(139)	(413)	(428)
Other investing activities		—	—	—	1
Net cash used in investing activities		(127)	(139)	(413)	(427)

Cash flows from financing activities
Proceeds from borrowings		1	7	701	2,773
Repayment of borrowings		—	—	(109)	(5)
Deferred debt issue costs paid		(4)	(8)	(10)	(33)
Lease payments		(14)	(12)	(40)	(34)
Proceeds from share issuance, net of costs		258	934	258	934
Dividends paid	14	—	—	(121)	—
Treasury shares purchased		(32)	—	(35)	—
Other financing activities		—	—	(1)	—
Repayment of related party borrowings to Ardagh		—	(996)	—	(2,737)
Payment as part of capital reorganization		—	—	—	(574)
Proceeds from related party borrowings from Ardagh		—	—	—	15
Cash received from Ardagh		—	—	—	206
Redemption premium and issuance costs paid		—	—	—	(52)
Net cash inflow/(outflow) from financing activities		209	(75)	643	493

Net increase/(decrease) in cash and cash equivalents		143	(76)	152	264

Cash and cash equivalents at beginning of period		436	587	463	257
Foreign exchange gains/(losses) on cash and cash equivalents		4	(15)	(32)	(25)
Cash and cash equivalents at end of period		583	496	583	496

*Prior year amounts which had been included in Interest paid previously have been reclassified to conform to the current year presentation.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company”) was incorporated in the Grand Duchy of Luxembourg on January 21, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Ardagh Metal Packaging S.A. and its subsidiaries (together the “Group” or “AMP”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of the leading global, regional and national beverage producers. AMP operates 24 production facilities in Europe and the Americas and employs approximately 5,800 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government, certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of the Company (the “Board”) on October 25, 2022.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2022 and 2021, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2021 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report, except for the following new accounting policies regarding the recognition and measurement of share repurchases and preferred shares and any directly related expense:

Ardagh Metal Packaging S.A.

Share repurchases

When shares are repurchased, the amount of consideration paid together with any directly related expense is presented as a deduction of equity within treasury shares until such shares are cancelled, at which time the amount is reclassified from treasury shares to share capital and retained earnings, respectively, with no gain or loss recognition either upon initial repurchase or subsequent cancellation.

Preferred shares

Preferred shares are classified as equity, if there are no contractual obligations, to deliver any cash or another financial asset under the respective terms of the instrument. If there is a contractual obligation to deliver cash or another financial asset,  the instrument is either a financial liability in its entirety in case of non-discretionary payments for principal and dividends, or a compound interest with a liability and an equity component, if dividend payments are at the full discretion of the Group.

Basis of preparation prior to the AMP Transfer

For the periods prior to the “AMP Transfer” (AMP Transfer references to a series of transactions pursuant to the Transfer Agreement in connection with the Business Combination effected by Ardagh Group S.A. (“Ardagh” or “AGSA”), on April 1, 2021, as further explained in the Annual Report for the year ended December 31, 2021), the unaudited combined interim financial statements have been prepared on a carve-out basis from the consolidated financial statements of AGSA to represent the financial position and performance of the AMP Business (“the Business”) as if the Business had existed on a stand-alone basis for the three months ended March 31, 2021 for the unaudited consolidated interim income statement, statement of comprehensive income and statement of cash flows. However, those unaudited combined interim financial statements are not necessarily indicative of the results that would have occurred if the Business had been a stand-alone entity during the period presented.

Corporate center costs of $9 million for the three months ended March 31, 2021, which were allocated by Ardagh primarily based on Adjusted EBITDA, have been included in selling, general and administration (“SG&A”) expenses with settlement of these costs recorded within invested capital. The allocations reflected all the costs of doing business and management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh and are not necessarily representative of costs that may arise in the future. For information relating to corporate center costs in the three and nine months ended September 30, 2022, from Ardagh to AMP and included within SG&A expenses, see note 15.

Basis of preparation after the AMP Transfer

For the periods subsequent to the AMP Transfer, effective on April 1, 2021, unaudited consolidated financial statements have been prepared for the Group as a stand-alone business.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2022 have been assessed by the Directors. No new standards or amendments to existing standards effective January 1, 2022 have had or are expected to have a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

Ardagh Metal Packaging S.A.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Executive Committee of Ardagh for the periods prior and the Board and Chief Financial Officer for the periods after the AMP Transfer, respectively.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance income or expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	68	(178)	225	(226)
Income tax charge	1	14	20	24
Net finance (income)/expense	(41)	18	(104)	189
Depreciation and amortization	86	84	261	254
Exceptional operating items	26	238	64	256
Adjusted EBITDA	140	176	466	497

Segment results for the three months ended September 30, 2022 and 2021 are:

	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Europe	493	483	38	76
Americas	680	555	102	100
Group	1,173	1,038	140	176

Segment results for the nine months ended September 30, 2022 and 2021 are:

	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Europe	1,525	1,383	155	227
Americas	2,088	1,585	311	270
Group	3,613	2,968	466	497

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the nine months ended September 30, 2022 (2021: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	487	2	4	493
Americas	–	551	129	680
Group	487	553	133	1,173

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	479	2	2	483
Americas	1	447	107	555
Group	480	449	109	1,038

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,512	6	7	1,525
Americas	–	1,667	421	2,088
Group	1,512	1,673	428	3,613

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,373	4	6	1,383
Americas	1	1,279	305	1,585
Group	1,374	1,283	311	2,968

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Over time	947	811	2,897	2,298
Point in time	226	227	716	670
Group	1,173	1,038	3,613	2,968

Ardagh Metal Packaging S.A.

5.     Exceptional items

ss
	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Start-up related and other costs	17	8	47	16
Exceptional items – cost of sales	17	8	47	16
Transaction-related and other costs	9	230	17	240
Exceptional items – SG&A expenses	9	230	17	240
Exceptional finance (income)/expense	(71)	(9)	(196)	42
Exceptional items – finance (income)/expense	(71)	(9)	(196)	42
Exceptional income tax credit	(6)	(2)	(12)	(11)
Total exceptional items, net of tax	(51)	227	(144)	287

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2022

Exceptional items of $144 million have been recognized in the nine months ended September 30, 2022, primarily comprising:

●	$47 million start-up related and other costs in Europe ($22 million) and the Americas ($25 million), primarily relating to the Group’s investment programs.
●	$17 million transaction-related and other costs, primarily comprised of $9 million of professional advisory fees in relation to transformation initiatives and $8 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$196 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $228 million on the Earnout Shares, Public Warrants and Private Warrants, partly offset by a foreign currency loss of $31 million thereon.
●	$12 million from tax credits relating to the above exceptional items.

2021

Exceptional items of $287 million have been recognized in the nine months ended September 30, 2021 primarily comprising:

●	$16 million start-up related costs in the Americas ($11 million) and Europe ($5 million), relating to the Group’s investment programs.
●	$240 million transaction-related and other costs primarily comprised of an expense of $205 million relating to the service for the listing of ordinary shares in AMP upon the completion of the Business Combination on August 4, 2021, and $35 million primarily related to professional advisory fees in relation to the transaction and other costs related to transformation initiatives.
●	$42 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, partly offset by a foreign currency translation gain of $14 million on the AMP Promissory Note and a net $1 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants.
●	$11 million from tax credits relating to the above exceptional items.

Ardagh Metal Packaging S.A.

6.     Net finance (income)/expense

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Senior Secured Green and Senior Green Notes	33	24	81	48
Interest on related party borrowings	–	–	–	43
Net pension interest costs	–	1	2	3
Foreign currency translation (gains)/losses	(7)	–	(3)	45
Other net finance expense	4	2	12	8
Net finance expense before exceptional items	30	27	92	147
Exceptional finance (income)/expense (note 5)	(71)	(9)	(196)	42
Net finance (income)/expense	(41)	18	(104)	189

#

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021 (i)	2022	2021 (i)
	$'m	$'m	$'m	$'m
Profit/(loss) attributable to equity holders as presented in the income statement	68	(178)	225	(226)
Less: Dividend on preferred shares (see note 14)	(6)	–	(6)	–
Profit/(loss) attributable to equity holders used in calculating earnings per share	62	(178)	219	(226)
Weighted average number of ordinary shares for EPS (millions) (ii)	599.8	562.8	602.1	517.0
Earnings/(loss) per share	$0.10	$(0.32)	$0.36	$(0.44)

Diluted earnings per share is consistent with basic earnings per share, as there are no dilutive potential shares during the periods presented above.

(i) In advance of the completion of the business combination with Gores Holdings V, on August 4, 2021, 493,763,520 ordinary shares of the Company, with a par value €0.01 per share, were issued to AGSA. Upon completion of the business combination, a further 109,519,577 ordinary shares of the Company, with a par value of €0.01, were issued to remaining shareholders. The share issuances prior to and upon completion of the business combination have been utilized in the calculation of the weighted average number of ordinary shares for the three and nine months ended September 30, 2021.

(ii) The weighted average number of ordinary shares included in the computation of basic and diluted earnings per share has been adjusted to exclude ordinary shares repurchased and held by the Company as treasury shares. The number of ordinary shares so held at the balance sheet date is detailed in note 9.

Please refer to note 9 for details of any transactions involving ordinary shares for the nine months ended September 30, 2022.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2022	1,662	1,842
Additions	3	554
Acquisition	1	–
Disposals	–	(1)
Charge for the period	(105)	(156)
Foreign exchange	(136)	(123)
Net book value at September 30, 2022	1,425	2,116

At September 30, 2022, the carrying amount of goodwill included within intangible assets was $930 million (December 31, 2021: $1,010 million).

At September 30, 2022, the carrying amount of the right-of-use assets included within property, plant and equipment was $239 million (December 31, 2021: $179 million).

The Group recognized a depreciation charge of $156 million in the nine months ended September 30, 2022 (2021: $139 million), of which $40 million (2021: $31 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at September 30, 2022.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Total ordinary shares (par value €0.01)	Total share capital	Total share premium
	(million)	$'m	$'m
At December 31, 2021	603	7	5,992
Preferred shares issued *	–	260	(3)
At September 30, 2022	603	267	5,989

* On July 8, 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to AGSA for €250 million (approximately $260 million). The preferred shares are perpetual instruments with no fixed term and are only redeemable at the sole discretion of the Company. The preferred shares provide for annual cumulative dividends that may accumulate indefinitely if not declared. Redemption of the preferred shares at par plus unpaid dividends, as well as the payment of dividends on the preferred shares are entirely

Ardagh Metal Packaging S.A.

at the discretion of the Company, and have therefore been classified as equity. Transaction costs of $3 million related to the issuance of the preferred shares are included in share premium, of which $2 million has been paid in the nine months to September 30, 2022.

In the nine months ended September 30, 2022, the Company repurchased a total of 5,768,638 ordinary shares (December 31, 2021: nil ordinary shares) returning $35 million to shareholders. The repurchased shares had not been cancelled as of September 30, 2022 and are presented as a deduction of equity within treasury shares within the Interim Statement of Changes in Equity, together with any directly related expense. Subsequently, on October 5, 2022, all repurchased ordinary shares held by the Company as of September 30, 2022 were cancelled.

There were no other material share transactions in the nine months ended September 30, 2022.

10.     Financial assets and liabilities

At September 30, 2022 the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	439	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	487	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	415	06-Aug-26	Revolving	–	–	415
Lease obligations	Various	–	–	Amortizing	–	243	–
Other borrowings	Various	–	Rolling	Amortizing	–	22	–
Total borrowings						3,441	415
Deferred debt issue costs						(38)	–
Net borrowings						3,403	415
Cash and cash equivalents						(583)	583
Net debt / available liquidity						2,820	998

The fair value of the Group’s total borrowings, excluding lease obligations at September 30, 2022 is $2,513 million (December 31, 2021: $2,701 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2021 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	510	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	566	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–	–	325
Lease obligations	Various	–	–	Amortizing	–	182	–
Other borrowings	Various	–	Rolling	Amortizing	–	19	–
Total borrowings						2,927	325
Deferred debt issue costs						(40)	–
Net borrowings						2,887	325
Cash and cash equivalents						(463)	463
Net debt / available liquidity						2,424	788

The maturity profile of the Group’s net borrowings is as follows:

	At September 30,	At December 31,
	2022	2021
	$'m	$'m
Within one year or on demand	50	56
Between one and three years	77	55
Between three and five years	676	59
Greater than five years	2,638	2,757
Total borrowings	3,441	2,927
Deferred debt issue costs	(38)	(40)
Net borrowings	3,403	2,887

Earnout Shares and Warrants

Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Public Warrants and Private Warrants.

Financing activity

2022

On June 8, 2022, the Group issued $600 million 6.000% Senior Secured Green Notes due 2027. Net proceeds from the issuance of the notes will be used for general corporate purposes.

Lease obligations at September 30, 2022 of $243 million (December 31, 2021: $182 million), primarily reflects $101 million of new lease liabilities and foreign currency movements, partly offset by $40 million of principal repayments, in the nine months ended September 30, 2022.

At September 30, 2022, the Group had $415 million available under the Global Asset Based Loan Facility. The amount increased from $325 million on September 27, 2022.

Ardagh Metal Packaging S.A.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility and other borrowings – the fair values of the borrowings in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(iv)	Earnout Shares, Private Warrants and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Foreign currency derivative financial instruments

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. A cash gain of $36 million and $66 million on hedging was recognized in the three and nine months ended September 30, 2022, respectively (2021: gain of $8 million and $7 million) and has been reflected within operating activities in the unaudited consolidated interim statement of cash flows.

11.   Employee benefit obligations

Employee benefit obligations at September 30, 2022 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A re-measurement gain of $12 million and $64 million (2021: loss of $4 million and gain of $12 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and nine months ended September 30, 2022, respectively.

The re-measurement gain recognized for the three months ended September 30, 2022 consisted of a decrease in the obligations of $42 million (2021: decrease of $1 million), partly offset by a decrease in asset valuations of $30 million (2021: decrease of $5 million).

The re-measurement gain recognized for the nine months ended September 30, 2022 consisted of a decrease in the obligations of $189 million (2021: decrease of $39 million), partly offset by a decrease in asset valuations of $125 million (2021: decrease of $27 million).

During the three months ended September 30, 2022, the assets and liabilities attributable to the employees and former employees (and their respective beneficiaries) of Ardagh Metal Beverage USA Inc. were spun out of the Ardagh North America Retirement Income Plan which was previously co-sponsored with Ardagh Glass Packaging North America into a new scheme, the Ardagh Metal Pension Plan. This crystalized a cash outflow of $27 million, which included $12 million paid to AGSA in respect of the assets transferred.

Ardagh Metal Packaging S.A.

12.   Other liabilities and provisions

	At September 30,	At December 31,
	2022	2021
	$'m	$'m
Other liabilities
Non-current	97	325
Provisions
Current	9	10
Non-current	14	18
	120	353

Other liabilities

Resulting from the AMP Transfer, effective on April 1, 2021, AGSA has a contingent right to receive up to 60.73 million Earnout Shares. The Earnout Shares are issuable by AMP to AGSA subject to attainment of certain stock price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period from the 180th day following the closing of the Merger on August 4, 2021. In accordance with IAS 32 (Financial Instruments—Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMP issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key assumptions for: volatility (54%) (December 31, 2021: volatility 34%); a dividend yield of 8%; risk-free rate (4%); and traded closing AMP share price. The estimated valuation of the liability as of September 30, 2022, and December 31, 2021, were $89 million and $292 million, respectively. Any changes in the valuation have been reflected in net exceptional finance income. Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as of September 30, 2022, of approximately $13 million. Alternatively, an increase in the dividend yield of 1% would result in a decrease in the liability as of September 30, 2022, of approximately $6 million.

On August 4, 2021, all warrants previously exercisable for the purchase of shares in Gores Holdings V were converted into AMP warrants exercisable for the purchase of ordinary shares in AMP at an exercise price of $11.50 over a five-year period after the closing of the Merger on August 4, 2021. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For the warrants issued to the former sponsors of Gores Holdings V (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using key assumptions for volatility (54%) (December 31, 2021: volatility 34%); a dividend yield of 8%; and risk-free rate (4%). All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuation of the liability as of September 30, 2022, and December 31, 2021, were $8 million and $33 million, respectively. Any changes in the valuation have been reflected in net exceptional finance income. Any increase or decrease in volatility of 5% would result in an increase or decrease in the fair value of the Private Warrants as of September 30, 2022, of approximately $1 million. Alternatively, an increase in the dividend yield of 1% would not result in a significant change in the fair value of the Private Warrants as of September 30, 2022.

Ardagh Metal Packaging S.A.

13.   Cash from/(used in) operating activities

	Three months ended September 30		Nine months ended September 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	68	(178)	225	(226)
Income tax charge	1	14	20	24
Net finance (income)/expense	(41)	18	(104)	189
Depreciation and amortization	86	84	261	254
Exceptional operating items	26	238	64	256
Movement in working capital	(50)	(23)	(445)	(193)
Transaction-related, start-up and other exceptional costs paid	(46)	(15)	(79)	(29)
Exceptional restructuring paid	(1)	—	(2)	—
Cash generated from/(used in) operations	43	138	(60)	275

14.   Dividends

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2022: $0.10 per share	–	–	60	–
Interim dividend for 2022: $0.10 per share	–	–	61	–
Cash dividends on ordinary shares declared, not paid:
Interim dividend for 2022: $0.10 per share	59	–	59	–
Cash dividends on preferred shares declared, not paid:
Interim dividend for 2022	6	–	6	–
	65	–	186	–

On April 26, 2022, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

On June 1, 2022, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $61 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

On September 29, 2022, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $59 million will be paid on October 27, 2022 to shareholders of record on October 13, 2022.

On September 29, 2022, the Board approved a quarterly interim cash dividend of 9% on the preferred shares. The quarterly interim cash dividend of €6 million (approximately $6 million) will be paid on October 27, 2022.

15.   Related party transactions

i.	Preferred shares to AGSA – see note 9.
ii.	Pension scheme – the pension schemes are related parties. For details for all transactions during the year, see note 11.

Ardagh Metal Packaging S.A.

iii.	Services Agreement between AMP and AGSA. A net charge of $10 million has been included in SG&A expenses for the three months ended September 30, 2022 (nine months: $29 million).
iv.	Earnout Shares – see note 12.
v.	Derivative financial instruments – during the three and nine months ended September 30, 2022, no new derivatives were transacted by AGSA on behalf of AMP.
vi.	Movement in working capital in the three and nine months ended September 30, 2022, includes transaction and other costs reimbursed to AGSA of $3 million and $15 million from AGSA respectively.
vii.	Dividends – see note 14.
viii.	In the nine months ended September 30, 2022, AMP completed the purchase of land from a subsidiary of Trivium Packaging B.V. for a total consideration of approximately $3 million. In addition, AMP also received cutting and printing services from a subsidiary of Trivium Packaging B.V. for approximately $50,000.
ix.	Other related party transactions – the table below reflects the following related party transactions recorded through invested capital in the three months ended March 31, 2021:

Nine months ended September 30,
2021
$'m
Net cash received from Ardagh	206
Tax offset in invested capital	(34)
Other changes in intercompany balances	4
176

There were no other related party transactions in the three and nine months ended September 30, 2022.

16. Other reserves

	Foreign currency translation reserve	Cash flow hedge reserve	Other reserves	Total other reserves
	$'m	$'m	$'m	$'m
At January 1, 2021	(32)	17	—	(15)
Total other comprehensive income for the period pre AMP Transfer	14	41	—	55
Hedging gains transferred to cost of inventory pre AMP Transfer	—	(6)	—	(6)
Capital contribution	—	—	113	113
AMP Transfer	—	—	(5,924)	(5,924)
Business Combination	—	—	164	164
Total other comprehensive income for the period post AMP Transfer	(13)	97	—	84
Hedging gains transferred to cost of inventory post AMP Transfer	—	(46)	—	(46)
At September 30, 2021	(31)	103	(5,647)	(5,575)

At January 1, 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period	(18)	77	—	59
Hedging gains transferred to cost of inventory	—	(103)	—	(103)
At September 30, 2022	(46)	56	(5,647)	(5,637)

Ardagh Metal Packaging S.A.

17.   Contingencies

Environmental issues

AMP is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing, sale and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

18.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan Facility.

19.   Events after the reporting period

On October 5, 2022, all repurchased ordinary shares as of September 30, 2022 have been cancelled – see note 9.

On October 25, 2022, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend will be paid on November 28, 2022 to shareholders of record on November 14, 2022.

On October 25, 2022, the Board approved a quarterly interim cash dividend of 9% on the preferred shares. The quarterly interim cash dividend will be paid on November 28, 2022.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2022 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business drivers

The main factors affecting our results of operations of the Group are: (i) global economic trends and end-consumer demand for our products and production capacity of our manufacturing facilities; (ii) prices of raw materials and energy used in our business, primarily aluminum, steel, and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real; and (vi) the ability to recruit and retain staff to support the Group’s growth investment program.

AMP

AMP generates its revenue from supplying metal can packaging to the beverage end use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

AMP’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as, raw materials (including the cost of aluminum), packaging materials, utility costs, decoration and freight and other distribution costs; and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. AMP’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended September 30, 2022 compared with three months ended September 30, 2021:

	Unaudited
	(in $ millions)
	Three months ended September 30,
	2022	2021
Revenue	1,173	1,038
Cost of sales	(1,064)	(877)
Gross profit	109	161
Sales, general and administration expenses	(47)	(270)
Intangible amortization	(34)	(37)
Operating profit/(loss)	28	(146)
Net finance income/(expense)	41	(18)
Profit/(loss) before tax	69	(164)
Income tax charge	(1)	(14)
Profit/(loss) for the period	68	(178)

Revenue

Revenue in the three months ended September 30, 2022 increased by $135 million, or 13%, to $1,173 million, compared with $1,038 million in the three months ended September 30, 2021. The increase in revenue is primarily driven by the pass through to customers of higher input costs and favorable volume/mix effects, which includes an impact of the Group’s growth investment program, which was partly offset by unfavorable foreign currency translation effects of $70 million.

Cost of sales

Cost of sales in the three months ended September 30, 2022 increased by $187 million, or 21%, to $1,064 million, compared with $877 million in the three months ended September 30, 2021. The increase in cost of sales is principally due to increased sales as noted above, higher input costs and higher exceptional cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended September 30, 2022 decreased by $52 million, or 32%, to $109 million, compared with $161 million in the three months ended September 30, 2021. Gross profit percentage in the three months ended September 30, 2022 decreased by 620 basis points to 9.3%, compared with 15.5% in the three months ended September 30, 2021. Excluding exceptional cost of sales, gross profit percentage in the three months ended September 30, 2022 decreased by 560 basis points to 10.7% compared with 16.3% in the three months ended September 30, 2021, primarily due to the impact of elevated revenue and cost of sales from the pass through to customers and incurrence, respectively, of higher input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended September 30, 2022 decreased by $223 million, or 83%, to $47 million, compared with $270 million in the three months ended September 30, 2021. The decrease in sales, general and administration expenses was primarily due to lower exceptional sales, general and administration expenses. Excluding exceptional items, sales, general and administration expenses decreased by $2 million. Exceptional

Ardagh Metal Packaging S.A.

sales, general and administration expenses decreased by $221 million, primarily due to an expense in the prior period of $205 million relating to the service for the listing of ordinary shares in AMPSA upon the completion of the Business Combination, as well as transaction-related costs and costs relating to transformation activities, in the prior period.

Intangible amortization

Intangible amortization in the three months ended September 30, 2022 decreased by $3 million, or 8% to $34 million, compared with $37 million in the three months ended September 30, 2021, primarily due to foreign exchange effects.

Operating profit/loss

Operating profit in the three months ended September 30, 2022 increased by $174 million, or 119% to $28 million, compared with an operating loss of $146 million in the three months ended September 30, 2021, primarily due to lower exceptional sales, general and administration expenses, which was partly offset by lower gross profit, as outlined above.

Net finance income/expense

Net finance income in the three months ended September 30, 2022 increased by $59 million to $41 million compared with $18 million net finance expense in the three months ended September 30, 2021. Net finance (income)/expense in the three months ended September 30, 2022 and 2021 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended September 30,
	2022	2021
Interest expense	33	24
Net pension interest costs	–	1
Foreign currency translation gains	(7)	–
Other net finance expense	4	2
Net finance expense before exceptional items	30	27
Exceptional finance income	(71)	(9)
Net finance (income)/expense	(41)	18

Interest expense in the three months ended September 30, 2022, increased by $9 million to $33 million, compared with $24 million in the three months ended September 30, 2021. The increase primarily relates to interest expense on the 6.000% Senior Secured Green Notes due 2027 that were issued on June 8, 2022.

Foreign currency translation gains in the three months ended September 30, 2022 increased by $7 million, to $7 million, compared with $nil in the three months ended September 30, 2021, driven by foreign exchange rate fluctuations, primarily the U.S. dollar.

Exceptional finance income in the three months ended September 30, 2022 of $71 million primarily includes a net $82 million gain and a net $10 million loss on movements in the fair market values and foreign currency, respectively, on the Earnout Shares and Warrants. Exceptional finance income for the three months ended September 30, 2021 of $9 million includes a net $18 million gain and a net $8 million loss on movements in the fair market values and foreign currency, respectively, on the Earnout Shares and Warrants, which was partly offset by a $1 million foreign currency loss on the AMP Promissory Note.

Ardagh Metal Packaging S.A.

Income tax charge

Income tax charge in the three months ended September 30, 2022 was $1 million, a decrease of $13 million from an income tax charge of $14 million in the three months ended September 30, 2021. The decrease of $13 million in the income tax charge is due to a decrease in pre-exceptional tax charge of $9 million, primarily attributable to the decrease in pre-exceptional profit before tax in the three months ended September 30, 2022, and an increase in exceptional tax credits of $4 million in the three months ended September 30, 2022.

The effective income tax rate (“ETR”) on profit before exceptional items for the three months ended September 30, 2022 was 29%, compared with a tax rate of 25% for the three months ended September 30, 2021. The increase in ETR primarily relates to changes in profitability mix, in addition to movements in net tax deductible finance expense in the three months ended September 30, 2022.

Profit/loss for the period

As a result of the items described above, the Group recognized a profit of $68 million for the three months ended September 30, 2022, compared with a loss of $178 million in the three months ended September 30, 2021.

Nine months ended September 30, 2022 compared with nine months ended September 30, 2021:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2022	2021
Revenue	3,613	2,968
Cost of sales	(3,203)	(2,493)
Gross profit	410	475
Sales, general and administration expenses	(164)	(373)
Intangible amortization	(105)	(115)
Operating profit/(loss)	141	(13)
Net finance income/(expense)	104	(189)
Profit/(loss) before tax	245	(202)
Income tax charge	(20)	(24)
Profit/(loss) for the period	225	(226)

Revenue

Revenue in the nine months ended September 30, 2022 increased by $645 million, or 22%, to $3,613 million, compared with $2,968 million in the nine months ended September 30, 2021. The increase in revenue is primarily driven by the pass through to customers of higher input costs and favorable volume/mix effects, which includes an impact of the Group’s growth investment program, which was partly offset by unfavorable currency translation effects of $147 million.

Ardagh Metal Packaging S.A.

Cost of sales

Cost of sales in the nine months ended September 30, 2022 increased by $710 million, or 28%, to $3,203 million, compared with $2,493 million in the nine months ended September 30, 2021. The increase in cost of sales is principally due to increased sales as noted above, higher input costs and higher exceptional cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the nine months ended September 30, 2022 decreased by $65 million, or 14%, to $410 million, compared with $475 million in the nine months ended September 30, 2021. Gross profit percentage in the nine months ended September 30, 2022 decreased by 470 basis points to 11.3%, compared with 16.0% in the nine months ended September 30, 2021. Excluding exceptional cost of sales, gross profit percentage in the nine months ended September 30, 2022 decreased by 390 basis points to 12.6%, compared with 16.5% in the nine months ended September 30, 2021, primarily due to the impact of elevated revenue and cost of sales from the pass through to customers and incurrence, respectively, of higher input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the nine months ended September 30, 2022 decreased by $209 million, or 56%, to $164 million, compared with $373 million in the nine months ended September 30, 2021. The decrease in sales, general and administration expenses was primarily due to lower exceptional sales, general and administration expenses. Excluding exceptional items, sales, general and administration expenses increased by $14 million, or 11%, primarily due to higher warehouse and packaging costs. Exceptional sales, general and administration expenses decreased by $223 million, primarily due to an expense in the prior period of $205 million relating to the service for the listing of ordinary shares in AMPSA upon the completion of the Business Combination, as well as transaction-related costs and costs relating to transformation activities, in the prior period.

Intangible amortization

Intangible amortization in the nine months ended September 30, 2022 decreased by $10 million, or 9% to $105 million, compared with $115 million in the nine months ended September 30, 2021, primarily driven by foreign exchange effects.

Operating profit/loss

Operating profit in the nine months ended September 30, 2022 increased by $154 million to $141 million, compared with an operating loss of $13 million in the nine months ended September 30, 2021, primarily due to lower exceptional sales, general and administration expenses, which was partly offset by lower gross profit, as outlined above.

Ardagh Metal Packaging S.A.

Net finance income/expense

Net finance income in the nine months ended September 30, 2022 increased by $293 million to $104 million compared with $189 million net finance expense in the nine months ended September 30, 2021. Net finance (income)/expense in the nine months ended September 30, 2022 and 2021 comprised the following:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2022	2021
Interest expense	81	48
Interest on related party borrowings	–	43
Net pension interest costs	2	3
Foreign currency translation (gains)/losses	(3)	45
Other net finance expense	12	8
Finance expense before exceptional items	92	147
Exceptional finance (income)/expense	(196)	42
Net finance (income)/expense	(104)	189

Interest expense increased by $33 million in the nine months ended September 30, 2022 to $81 million, compared with $48 million in the nine months ended September 30, 2021. The increase primarily relates to interest expense being recognized on the Senior Secured Green and Senior Green Notes as a result of the AMP Notes issuance and 6.000% Senior Secured Green Notes that were issued on April 1, 2021 and June 8, 2022, respectively.

Interest on related party borrowings decreased by $43 million to nil in the nine months ended September 30, 2022 compared with $43 million in the nine months ended September 30, 2021. The decrease primarily relates to the settlement of the related party borrowings with Ardagh Group S.A. (“Ardagh” or “AGSA”) on April 1, 2021.

Foreign currency translation gains in the nine months ended September 30, 2022 increased by $48 million to $3 million, compared with losses of $45 million in the nine months ended September 30, 2021 driven largely by the settlement of U.S. dollar and British pound denominated related party borrowings, in euro functional entities, with Ardagh on April 1, 2021.

Exceptional finance income in the nine months ended September 30, 2022 of $196 million primarily includes a net $228 million gain and a net $31 million loss on movements in the fair market values and foreign currency, respectively, on the Earnout Shares and Warrants. Exceptional finance expense for the nine months ended September 30, 2021 of $42 million comprises $52 million of a charge from Ardagh for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, partly offset by a foreign currency translation gain of $14 million on the AMP Promissory Note and a net $1 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants.

Income tax charge

Income tax charge in the nine months ended September 30, 2022 was $20 million, a decrease of $4 million from an income tax charge of $24 million in the nine months ended September 30, 2021. The decrease of $4 million in the income tax charge is due to a decrease in pre-exceptional tax charge of $3 million, primarily attributable to movements in net tax deductible finance expense in the nine months ended September 30, 2022, and an increase in exceptional tax credits of $1 million in the nine months ended September 30, 2022.

Ardagh Metal Packaging S.A.

The ETR on profit before exceptional items for the nine months ended September 30, 2022 was 28%, compared with a tax rate of 36% for the nine months ended September 30, 2021. The decrease in ETR primarily relates to changes in profitability mix and to movements in net tax deductible finance expense.

Profit/loss for the period

As a result of the items described above, the Group recognized a profit of $225 million for the nine months ended September 30, 2022, compared with a loss of $226 million in the nine months ended September 30, 2021.

Ardagh Metal Packaging S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance (income)/expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2022.

Adjusted EBITDA in the three months ended September 30, 2022 decreased by $36 million, or 20%, to $140 million, compared with $176 million in the three months ended September 30, 2021. Excluding unfavorable foreign currency translation effects of $11 million, Adjusted EBITDA decreased by $25 million principally due to input cost headwinds, which were partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Adjusted EBITDA in the nine months ended September 30, 2022 decreased by $31 million, or 6%, to $466 million, compared with $497 million in the nine months ended September 30, 2021. Excluding unfavorable foreign currency translation effects of $24 million, Adjusted EBITDA decreased by $7 million due to input cost headwinds and increased operating costs, which were partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, finance (income)/expenses and income tax credits:

ss
	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Start-up related and other costs	17	8	47	16
Exceptional items – cost of sales	17	8	47	16
Transaction-related and other costs	9	230	17	240
Exceptional items – SG&A expenses	9	230	17	240
Exceptional finance (income)/expense	(71)	(9)	(196)	42
Exceptional items – finance (income)/expense	(71)	(9)	(196)	42
Exceptional income tax credit	(6)	(2)	(12)	(11)
Total exceptional items, net of tax	(51)	227	(144)	287

Exceptional items of $144 million have been recognized in the nine months ended September 30, 2022, primarily comprising:

●	$47 million start-up related and other costs in Europe ($22 million) and the Americas ($25 million), primarily relating to the Group’s investment programs.

Ardagh Metal Packaging S.A.

●	$17 million transaction-related and other costs, primarily comprised of $9 million of professional advisory fees in relation to transformation initiatives and $8 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$196 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $228 million on the Earnout Shares, Public Warrants and Private Warrants, partly offset by a foreign currency loss of $31 million thereon.
●	$12 million from tax credits relating to the above exceptional items.

Exceptional items of $287 million have been recognized in the nine months ended September 30, 2021 primarily comprising:

●	$16 million start-up related costs in the Americas ($11 million) and Europe ($5 million), relating to the Group’s investment programs.
●	$240 million transaction-related and other costs primarily comprised of an expense of $205 million relating to the service for the listing of ordinary shares in AMP upon the completion of the Business Combination on August 4, 2021 and $35 million primarily related to professional advisory fees in relation to the transaction and other costs related to transformation initiatives.
●	$42 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, partly offset by a foreign currency translation gain of $14 million on the AMP Promissory Note and a net $1 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants.
●	$11 million from tax credits relating to the above exceptional items.

Segment information

Three months ended September 30, 2022 compared with three months ended September, 2021

Segment results for the three months ended September 30, 2022 and 2021 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
Europe	493	483	38	76
Americas	680	555	102	100
Group	1,173	1,038	140	176

Revenue

Europe. Revenue increased by $10 million, or 2%, to $493 million in the three months ended September 30, 2022, compared with $483 million in the three months ended September 30, 2021. Excluding unfavorable foreign currency translation effects of $70 million, revenue increased by $80 million, mainly due to the pass through of higher input costs and favorable volume/mix effects.

Americas. Revenue increased by $125 million, or 23%, to $680 million in the three months ended September 30, 2022, compared with $555 million in the three months ended September 30, 2021. The increase in revenue principally reflected the pass through of higher input costs and favorable volume/mix effects.

Ardagh Metal Packaging S.A.

Adjusted EBITDA

Europe. Adjusted EBITDA decreased by $38 million, or 50%, to $38 million in the three months ended September 30, 2022, compared with $76 million in the three months ended September 30, 2021. Excluding unfavorable foreign currency translation effects of $11 million, Adjusted EBITDA decreased by $27 million, principally reflecting input cost headwinds, which were partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program and favorable non-recurring SG&A and other gains.

Americas. Adjusted EBITDA increased by $2 million, or 2%, to $102 million in the three months ended September 30, 2022, compared with $100 million in the three months ended September 30, 2021. The increase was primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, which was partly offset by increased operating costs and input cost headwinds.

Nine months ended September 30, 2022 compared with nine months ended September, 2021

Segment results for the nine months ended September 30, 2022 and 2021 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
Europe	1,525	1,383	155	227
Americas	2,088	1,585	311	270
Group	3,613	2,968	466	497

Revenue

Europe. Revenue increased by $142 million, or 10%, to $1,525 million in the nine months ended September 30, 2022, compared with $1,383 million in the nine months ended September 30, 2021. Excluding unfavorable foreign currency translation effects of $147 million, revenue increased by $289 million, mainly due to the pass through of higher input costs and favorable volume/mix effects.

Americas. Revenue increased by $503 million, or 32%, to $2,088 million in the nine months ended September 30, 2022, compared with $1,585 million in the nine months ended September 30, 2021. The increase in revenue principally reflected the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA decreased by $72 million, or 32%, to $155 million in the nine months ended September 30, 2022, compared with $227 million in the nine months ended September 30, 2021. Excluding unfavorable foreign currency translation effects of $24 million, Adjusted EBITDA decreased by $48 million, principally reflecting input cost headwinds, which were partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Americas. Adjusted EBITDA increased by $41 million, or 15%, to $311 million in the nine months ended September 30, 2022, compared with $270 million in the nine months ended September 30, 2021. The increase was primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program and strong recovery of input cost inflation, which was partly offset by increased operating costs.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements as at September 30, 2022:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	439	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	487	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	415	06-Aug-26	Revolving	–	–	415
Lease obligations	Various	–	–	Amortizing	–	243	–
Other borrowings	Various	–	Rolling	Amortizing	–	22	–
Total borrowings						3,441	415
Deferred debt issue costs						(38)	–
Net borrowings						3,403	415
Cash and cash equivalents						(583)	583
Net debt / available liquidity						2,820	998

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending September 30, 2023.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	September 30, 2023
		(in millions)			(in $ millions)
Lease obligations	Various	–	–	Amortizing	44
Other borrowings	Various	–	Rolling	Amortizing	6
Minimum net repayment					50

The Group generates substantial cash flow from its operations and had $583 million in cash and cash equivalents as of September 30, 2022.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments, which we may choose to pursue, from our current cash balances, credit facilities, cash flow from operating activities, and where necessary, incremental debt.

Ardagh Metal Packaging S.A.

Cash flows

The following table sets forth a summary of our cash flow for the nine months ended September 30, 2022 and 2021:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2022	2021
Operating profit/(loss)	141	(13)
Depreciation and amortization	261	254
Exceptional operating items	64	256
Movement in working capital (1)	(445)	(193)
Transaction-related, start-up and other exceptional costs paid	(79)	(29)
Exceptional restructuring paid	(2)	–
Cash (used in)/generated from operations	(60)	275
Interest paid	(55)	(49)
Settlement of foreign currency derivative financial instruments (2)	66	7
Income tax paid	(29)	(35)
Cash flows (used in)/generated from operating activities	(78)	198

Capital expenditure (3)	(413)	(428)
Other investing activities	–	1
Net cash used in investing activities	(413)	(427)

Proceeds from borrowings	701	2,773
Repayment of borrowings	(109)	(5)
Deferred debt issue costs paid	(10)	(33)
Lease payments	(40)	(34)
Proceeds from share issuance, net of costs	258	934
Dividends paid	(121)	–
Treasury shares purchased	(35)	–
Other financing activities	(1)	–
Repayment of related party borrowings to Ardagh	–	(2,737)
Payment as part of capital reorganization	–	(574)
Proceeds from related party borrowings from Ardagh	–	15
Cash received from Ardagh	–	206
Redemption premium and issuance costs paid	–	(52)
Net cash inflow from financing activities	643	493

Net increase in cash and cash equivalents	152	264

Cash and cash equivalents at beginning of period	463	257
Foreign exchange losses on cash and cash equivalents	(32)	(25)
Cash and cash equivalents at end of period	583	496

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Prior year amounts which had been included in Interest paid previously have been reclassified to conform to the current year presentation.
(3)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the nine months ended September 30, 2022 includes $339 million (2021: $365 million) related to the Group’s growth investment program.

Ardagh Metal Packaging S.A.

Cash flows (used in)/generated from operating activities

Cash flows used in operating activities for the nine months ended September 30, 2022, of $78 million represents an increase in usage of $276 million, compared with $198 million net cash generated from operating activities in the same period in 2021. The increase was mainly due to an increase in operating profit of $154 million, an increase in depreciation and amortization of $7 million, a decrease in exceptional operating items of $192 million, an increase in working capital outflows of $252 million, an increase in transaction-related, start-up and other exceptional costs paid of $50 million, an increase in exceptional restructuring paid of $2 million, higher interest payments of $6 million, higher inflows from settlements of foreign currency derivative financial instruments of $59 million and lower tax payments of $6 million.

Cash flows used in investing activities

Cash flows used in investing activities decreased by $14 million to $413 million in the nine months ended September 30, 2022, compared with $427 million in the same period in 2021 that was mainly driven by the timing of projects in relation to the Group’s growth investment program.

Net cash inflow from financing activities

Net cash from financing activities represents an inflow of $643 million in the nine months ended September 30, 2022 compared with a $493 million inflow in the same period in 2021.

Proceeds from borrowings of $701 million primarily reflects the issuance of $600 million 6.000% Senior Secured Green Notes and draw down of the Group’s Global Asset Based Loan Facility during the nine months ended September 30, 2022.

Repayment of borrowings of $109 million reflects the repayment of $100 million of the Global Asset Based Loan Facility and repayment of $9 million of other borrowings during the nine months ended September 30, 2022.

Lease payments of $40 million in the nine months ended September 30, 2022, increased by $6 million compared to $34 million in the nine months ended September 30, 2021, reflecting increased principal repayments on the Group’s lease obligations.

In the nine months ended September 30, 2022, the Company issued non-convertible, non-voting 9% preferred shares to AGSA for $260 million and paid $2 million of transaction costs related to the issuance of the preferred shares.

In the nine months ended September 30, 2022, the Company paid cash dividends to shareholders of $121 million. On April 26, 2022, the board of directors of the Company (the “Board”) approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on June 28, 2022, to shareholders of record on June 14, 2022. On June 1, 2022, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $61 million was paid on June 28, 2022, to shareholders of record on June 14, 2022.

In the nine months ended September 30, 2022, the Company repurchased a total of 5,768,638 ordinary shares, returning $35 million to shareholders.

Working capital

In the nine months ended September 30, 2022, the working capital outflow during the period increased by $252 million to $445 million, from an outflow of $193 million for the nine months ended September 30, 2021. The increase is mainly due to a decrease in trade payables and an increase in inventory, compared with the same period in 2021.

Ardagh Metal Packaging S.A.

Transaction-related, start-up and other exceptional costs paid

Transaction-related, start-up and other exceptional costs paid in the nine months ended September 30, 2022 increased by $50 million to $79 million, compared with $29 million in the nine months ended September 30, 2021. In the nine months ended September 30, 2022, amounts paid of $79 million comprised $47 million of start-up costs, mainly relating to the Group’s growth investment program and $32 million of other costs, of which $27 million relates to the North American pension split.

Income tax paid

Income tax paid during the nine months ended September 30, 2022 was $29 million, which represents a decrease of $6 million, compared with $35 million in the nine months ended September 30, 2021. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure

	(in $ millions)
	Nine months ended September 30,
	2022	2021
Europe	146	104
Americas	267	324
Net capital expenditure	413	428

Capital expenditure for the nine months ended September 30, 2022 decreased by $15 million to $413 million, compared with $428 million for the nine months ended September 30, 2021. The decrease was primarily attributable to the timing of project cash flows. Capital expenditure for the nine months ended September 30, 2022 includes $339 million related to the growth investment program.

In Europe, capital expenditure in the nine months ended September 30, 2022 was $146 million compared with $104 million in the same period in 2021, with the increase primarily attributable to the Group’s growth investment program. In Americas capital expenditure in the nine months ended September 30, 2022 was $267 million, compared with $324 million in the same period in 2021, with the decrease primarily attributable to the timing of project cash flows in relation to the Group’s growth investment program.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various highly reputable financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $412 million were sold under these programs at September 30, 2022 (December 31, 2021: $456 million).

Trade Payables Processing

Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and our suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain “forward-looking” statements within the meaning of Section 21E of the Exchange Act and Section 27A of the U.S. Securities Act of 1933. Forward-looking statements reflect Ardagh Metal Packaging S.A.’s (the “Company”) current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. It is possible the Company’s future financial performance may differ from expectations due to a variety of factors including, but not limited to, the following:

its ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably; costs related to the Business Combination; changes in applicable laws or regulations; the risk that the Company experiences difficulties in managing its growth and expanding its operations; the risk of global and regional economic downturns; competition from other metal beverage packaging producers and manufacturers of alternative forms of packaging; increases in metal beverage cans manufacturing capacity, without corresponding increases in demand; the risk that the Company is unable to maintain relationships with its largest customers or suppliers; the risk that the Company experiences less than expected levels of demand; the risk of climate and water conditions, and the availability and cost of raw materials; foreign currency, interest rate, exchange rate and commodity price fluctuations; various environmental requirements; the incurrence of debt and ability to generate cash to comply with financial covenants; the Company’s ability to execute a significant multi-year growth investment program; the Company’s ability to achieve expected operating efficiencies, cost savings and other synergies; costs and future funding obligations associated with post-retirement and post-employment obligations; operating hazards, supply chain interruptions or unanticipated interruptions at the Company’s manufacturing facilities, including due to virus and disease outbreaks, labor strikes or work stoppages; increasing privacy and data security obligations or a significant data breach, which may adversely affect the Company’s business; claims of injury or illness from materials used at the Company’s production sites or in its products; regulation of materials used in packaging and consumer preferences for alternative forms of packaging; retention of executive and senior management; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; reliance on third party software and services to be provided by Ardagh Group; risk of counterparties terminating servicing rights and contracts; and other risks and uncertainties described in the risk factors described in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the Company with the SEC.

Any forward-looking statements in this document are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While the Company continually reviews trends and uncertainties affecting the Company's results of operations and financial condition, the Company does not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

Ardagh Metal Packaging S.A.